September 5, 2008

VIA EDGAR

Ta Tanisha Meadows

Staff Accountant

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:

IdeaEdge, Inc.
Item 4.01 Form 8-K
Filed August 29, 2008
File No. 000-27145

Dear Ta Tanisha Meadows:

We acknowledge the receipt of your letter dated August 29, 2008.  Thank you for speaking with us on Tuesday and Thursday of this week in order to clarify the proper way to respond to the issues raised herein.

With regard to your first point raised in your letter, we agree that our Form 8-K should have been dated August 27, 2008, the date of the resignation of Cordovano and Honeck LLP (“CH”), and not August 28, 2008.

As to the second point raised in your letter, the first paragraph of our Form 8-K discloses the date which CH actually resigned which was August 27, 2008.  As we discussed and you noted in the resignation letter from CH dated August 27, 2008 that we sent you, there was a misunderstanding as to the resignation of CH.  Upon the Company’s receipt of a letter from CH on August 15, 2008 indicating CH was going to cease their services, Company management and CH management had a telephone conference in which the Company understood that CH retracted its August 15, 2008 letter and was to remain the Company’s accountants until such time as the Company engaged new accountants.  On August 27, 2008, the Company and CH clarified the misunderstanding and the Company received CH’s resignation letter dated August 27, 2008.  We immediately prepared our Form 8-K, and after receiving CH’s confirmation response to the content of the Form 8-K on August 28, 2008, filed it on August 29, 2008.

As to your third point, we are aware that the engagement of new auditors will require a separate filing under Item 4.01 of Form 8-K.  We will make such a filing within four days of engaging our new auditors.

Concerning your fourth point, we do not believe that an amended filing is warranted given the immaterial difference in the incorrect date of the report of one day.  We appreciate your understanding of this matter and agreement as we discussed yesterday.

The Company appreciates your review process with the purpose of assisting us in our compliance with the applicable disclosure requirements and the enhancement of our overall disclosure in our filings. The Company also acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any follow-up questions, please call me at (858) 677-0080.

Sincerely,

/s/ Jonathan Shultz

Jonathan Shultz

Enclosure

Cc:

Cordovano and Honeck LLP